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Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

	December 31,
	2004	2003	2002	2001	2000
FIXED CHARGES
Interest expensed	$511,803	$—	$—	$82,015	$119,326
Interest capitalized	$—	$—	$—	$—	$—
Amortized premiums, discounts and capitalized expenses related to indebtedness	$124,873	$—	$—	$—	$—
Estimate of the interest within rental expense	$192,664	$131,142	$46,901	$33,993	$35,014
Preference security dividend requiremetns of consolidated subsidiaries	$—	$—	$—	$—	$—

TOTAL FIXED CHARGES	$829,340	$131,142	$46,901	$116,008	$154,340
EARNINGS
Pre-tax income from continuing operations	$(21,474,469)	$(11,268,294)	$(5,433,055)	$(1,652,004)	$(807,076)
Plus: Fixed charges	$829,340	$131,142	$46,901	$116,008	$154,340
Plus: Amortization of capitalized interest	$—	$—	$—	$—	$—
Plus: Distributed income of equity investees	$—	$—	$—	$—	$—
Plus: Share of pre-tax losses of equity investees arising from guarantees included in fixed charges	$—	$—	$—	$—	$—

Subtotal	$(20,645,129)	$(11,137,152)	$(5,386,154)	$(1,535,996)	$(652,736)
Less: Interest capitalized	$—	$—	$—	$—	$—
Less: Preference security dividend requirement of consolidated subsidiaries	$—	$—	$—	$—	$—
Less: Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	$—	$—	$—	$—	$—

Subtotal	$—	$—	$—	$—	$—
Net Earnings	$(20,645,129)	$(11,137,152)	$(5,386,154)	$(1,535,996)	$(652,736)
Ratio of Earnings to Fixed Charges	n/a	n/a	n/a	n/a	n/a
Deficiency of Earnings to Fixed Charges	$21,474,469	$11,268,294	$5,433,055	$1,652,004	$807,076

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  Exhibit 12.1
Calculation of Ratio of Earnings to Fixed Charges